EXHIBIT 11.1
CARRIAGE SERVICES, INC.
COMPUTATION OF PER SHARE EARNINGS
(unaudited and in thousands, except per share data)
     Earnings per share for the three and nine months ended September 30, 2009 and 2010 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods. The following table sets forth the computation of the basic and diluted earnings per share for the three and nine months ended September 30, 2009 and 2010, in thousands except for earnings per share:

	Three months		Nine months
	Ended September 30,		Ended September 30,
	2009	2010	2009	2010
Net income	$860	$859	$5,248	$5,932
Net income allocated to non-vested share awards	(30)	(36)	(195)	(230)
Preferred stock dividend	(4)	(4)	(11)	(11)

Undistributed earnings available to common stockholders	$826	$819	$5,042	$5,691

Weighted average number of common shares outstanding for basic EPS computation	17,379	17,520	17,658	17,549
Effect of dilutive securities:
Stock options	221	206	164	226

Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	17,600	17,726	17,822	17,775

Basic earnings per common share:
Undistributed earnings	$0.05	$0.05	$0.29	$0.33
Allocation of earnings to non-vested share awards	—	—	0.01	0.01

Total	$0.05	$0.05	$0.30	$0.34

Diluted earnings per common share:
Undistributed earnings	$0.05	$0.05	$0.28	$0.32
Allocation of earnings to non-vested share awards	—	—	0.01	0.01

Total	$0.05	$0.05	$0.29	$0.33

     Effective January 1, 2009, the accounting for unvested share-based payment awards included in the calculation of earnings per share changed. Share-based awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are now participating securities and included in the computation of both basic and diluted earnings per share. Our grants of restricted stock awards to our employees and directors are considered participating securities and we have prepared our earnings per share calculations to include outstanding unvested restricted stock awards in the basic and diluted weighted average shares outstanding calculation.
     Options to purchase 0.3 and 0.9 million shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2009, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares.
     Options to purchase 0.4 and 0.6 million shares were not included in the computation of diluted earnings per share for the three and nine months ended September 30, 2010, because the effect would be antidilutive as the exercise prices exceeded the average market price of the common shares.
     The convertible junior subordinated debentures due in 2029 are convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.